                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K






[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the fiscal year end December 31, 1996


                                  OR


[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from __________ to __________



                    Commission file number:  1-8444


        Supplemental Retirement Plan of Piedmont Aviation, Inc.






                        US Airways Group, Inc.
     (Issuer of securities held pursuant to the plan noted above)
                2345 Crystal Drive, Arlington, VA 22227
               (Address of principal executive offices)
                           (703) 872-5306
                   (Registrant's Telephone Number)

                   SUPPLEMENTAL RETIREMENT PLAN OF
                       PIEDMONT AVIATION, INC.

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1996 and 1995

                    (With Independent Auditors'
                           Report Thereon)

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.









                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1996 and 1995                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1996 and 1995                               3

     Notes to Financial Statements                         4 - 12

Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1996                            13 - 14

Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1996                                 15

Signature                                                      16

Exhibit 23

     Consent of Independent Auditors                           17

                    Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




KPMG PEAT MARWICK LLP

Washington, D.C.
June 6, 1997

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.





         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------


                                                    December 31,
                                                --------------------
                                                1996            1995
                                                ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Magellan Fund         $   7,261,121   $   8,324,718
          Fidelity Equity Income Fund        6,971,943       5,214,166
          US Airways Common Stock Fund       3,603,225       1,544,333
          Fidelity Spartan U.S. Equity
            Index Portfolio                  2,595,052       1,570,333
          Capital Growth Mix Portfolio       1,850,571       1,269,519
          Moderation Mix Portfolio             992,897         697,924
          Fidelity Intermediate Bond Fund      883,864       1,035,584
          Fidelity Retirement Government
            Money Market Portfolio             861,462         603,000
          Neuberger & Berman Guardian Fund     642,671               -
          Income Mix Portfolio                  69,484          26,584
                                            ----------      ----------
                                            25,732,290      20,286,161

    At contract value:
      Fixed Income Fund                     18,999,630      20,883,503
                                            ----------      ----------
  Total investments                         44,731,920      41,169,664
                                            ----------      ----------
Net assets available for plan benefits   $  44,731,920   $  41,169,664
                                            ==========      ==========














See accompanying Notes to Financial Statements.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------



                                           Years ended December 31,
                                           ------------------------
                                              1996           1995
                                              ----           ----
Additions to net assets attributable to:
  Net appreciation in fair value of
    investments                         $   2,205,700   $   4,215,108
  Investment income                         3,044,377       2,334,303
                                          -----------     -----------
        Total additions                     5,250,077       6,549,411
                                          -----------     -----------

Deductions from net assets attributable to:
  Benefits paid to participants             1,687,821       1,795,807
                                          -----------      ----------
        Total deductions                    1,687,821       1,795,807
                                          -----------      ----------
          Net increase                      3,562,256       4,753,604

Net assets available for plan benefits:
  Beginning of year                        41,169,664      36,416,060
                                          -----------     -----------
  End of year                           $  44,731,920   $  41,169,664
                                          ===========     ===========























See accompanying Notes to Financial Statements.
                                 3

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                     Notes to Financial Statements
                     -----------------------------



1.  Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code ("IRC"), as amended. Certain former employees of Piedmont Aviation, Inc. ("Piedmont") are covered by the Plan. In November 1987, Piedmont Aviation, Inc. was acquired by US Airways Group, Inc. (formerly USAir Group, Inc.). In August 1989, Piedmont was merged into US Airways, Inc. (formerly USAir, Inc.), a wholly owned subsidiary of US Airways Group. As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

US Airways, Inc. ("US Airways" or the "Company"), the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. ("US Airways Group") is the issuer of securities held pursuant to the Plan.

   (b) Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.

   (c) Investment Options

US Airways selects the number and type of investment options available. Fidelity Institutional Retirement Services
Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.
Fidelity Management Trust Company is the Plan Trustee.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

As of December 31, 1996, the Company offered eleven investment options in the form of eight individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The Neuberger & Berman Guardian Fund was added as an investment option during 1996. The eleven options available to participants are as follows:

Fidelity Magellan Fund - The Fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

Fidelity Equity Income Fund - The Fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

US Airways Common Stock Fund - A fund comprised primarily of US
Airways Group, Inc.("Group") common stock purchased on the open market or directly from Group at market prices. A small percentage of the Fund is invested in short-term liquid investments.

Fidelity Spartan U.S. Equity Index Portfolio - The Portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity Spartan U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Fidelity Intermediate Bond Fund - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

Neuberger and Berman Guardian Fund - The Fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.

Fixed Income Fund - This Fixed Income Fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

(d) Participant Withdrawals

Upon approval by the plan administrator, a participant may withdrawal his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

   (e) Payment of Benefits

Upon termination of service, a participant may elect to receive one of the following: (i) a lump-sum equal to the value of his/her account; (ii) to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant); or (iii) installment payments.

   (f) Administrative Expenses

Certain administrative expenses of the Plan are paid by US
Airways.

2.  Summary of Accounting Policies

   (a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

   (b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts ("GICs") are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

The value of a participant's investment in the USAir Common Stock Fund, is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the USAir Common Stock Fund as of the close of each quarter during 1996 was as follows:

    1996            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                     49,815               $    28.84
June 30                      90,190                    28.32
September 30                 95,870                    25.97
December 31                  98,395                    36.62

   (c) Payment of Benefits

Benefits are recorded as deductions when paid.

   (d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.












            (this space intentionally left blank)

                                                   SUPPLEMENTAL RETIREMENT PLAN OF
                                                       PIEDMONT AVIATION, INC

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.  Investment Activity
      The following table represents the investment funds' activities for the years ended December 31, 1996 and 1995:

                                                       Fidelity                                              Fidelity
                                                      Retirement                 Fidelity      Fidelity      Spartan
                                          Fixed       Government    Fidelity    Intermediate    Equity      U.S. Equity
                                          Income     Money Market   Magellan       Bond         Income         Index
                                          Fund 1)    Portfolio 1)    Fund 1)      Fund 1)       Fund 1)    Portfolio 1)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1994           $22,491,117*  $   502,021   $5,661,139*  $1,064,048    $ 4,305,405*  $  870,223

Investment income                        1,437,266        40,065      454,788       68,111        300,993       33,080
Net appreciation in fair value                   -             -    1,581,271       61,219        961,588      301,503
Net exchanges between investment funds  (1,865,419)      128,525      836,887     (108,415)      (139,054)     440,374
Benefits paid to participants           (1,179,461)      (67,611)    (209,367)     (49,379)      (214,766)     (74,847)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Net Change in Investment Funds          (1,607,614)      100,979    2,663,579      (28,464)       908,761      700,110
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1995            20,883,503*      603,000    8,324,718*   1,035,584      5,214,166*   1,570,333

Investment income                        1,168,910        44,641    1,258,383       63,340        436,292       59,836
Net appreciation (depreciation)
  in fair value                                  -             -     (426,337)     (31,103)       723,707      307,075
Net exchanges between investment funds  (1,684,250)      269,813   (1,836,071)    (153,748)       644,815      695,964
Benefits paid to participants           (1,368,533)      (55,992)     (59,572)     (30,209)       (47,037)     (38,156)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Net Change in Investment Funds          (1,883,873)      258,462   (1,063,597)    (151,720)     1,757,777    1,024,719
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1996           $18,999,630*  $   861,462   $7,261,121*  $  883,864    $ 6,971,943*  $2,595,052*
                                       ===========   ===========   ==========   ==========    ===========   ==========



                                                   (table continued on next page)



                                                                 9

                                                  SUPPLEMENTAL RETIREMENT PLAN OF
                                                      PIEDMONT AVIATION, INC.

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                                                                       US Airways      Neuberger
                                             Income      Capital       Moderation        Common        & Berman
                                              Mix       Growth Mix         Mix           Stock         Guardian
                                          Portfolio 1)  Portfolio 1)   Portfolio 1)      Fund 1)         Fund             Total
                                          ----------    -----------    ------------    -----------    -----------      ------------
Balance at December 31, 1994              $  100,150    $   607,619    $    317,966    $   496,372    $         -      $ 36,416,060

Investment income                                  -              -               -              -              -         2,334,303
Net appreciation in fair value                 4,408        201,667         100,684      1,002,768              -         4,215,108
Net exchanges between investment funds       (77,974)       460,348         279,274         45,454              -                 -
Benefits paid to participants                      -           (115)              -           (261)             -        (1,795,807)
                                          ----------    -----------    ------------    -----------    ------------     ------------
Net Change in Investment Funds               (73,566)       661,900         379,958      1,047,961              -         4,753,604
                                          ----------    -----------    ------------    -----------    -----------      ------------
Balance at December 31, 1995                  26,584      1,269,519         697,924      1,544,333              -        41,169,664

Investment income                                  -              -               -              -         12,975         3,044,377
Net appreciation (depreciation)
  in fair value                                4,686        209,297         112,269      1,264,176         41,930         2,205,700
Net exchanges between investment funds        38,214        371,755         270,556        795,186        587,766                 -
Benefits paid to participants                      -              -         (87,852)          (470)             -        (1,687,821)
                                          ----------    -----------     -----------    -----------    -----------      ------------
Net Change in Investment Funds                42,900        581,052         294,973      2,058,892        642,671         3,562,256
                                          ----------    -----------     -----------    -----------    -----------      ------------
Balance at December 31, 1996              $   69,484    $ 1,850,571    $    992,897    $ 3,603,225*   $   642,671      $ 44,731,920
                                          ==========    ===========    ============    ===========    ===========      ============



*  Investment fund balance represents greater than five percent of net assets available for plan benefits.
1) Party in interest.



                                                                 10

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.  Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $18,999,630 and $20,883,503 at December 31, 1996 and 1995, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1996 and 1995 was $79,111,397 and $73,426,290.
The average portfolio crediting interest rate was approximately 5.8% and 5.7% at December 31, 1996 and 1995, respectively. The portfolio average yield was approximately 6.1% and 6.5% for the years ended December 31, 1996 and 1995, respectively.

For GICs with variable rates (approximately 33% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1996 and 1995.
The fair value of the portfolio was $79,347,056 and $74,818,203 at December 31, 1996 and 1995.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.




           (this space intentionally left blank)

                     SUPPLEMENTAL RETIREMENT PLAN OF
                         PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1996           1995
                                          ----           ----
    Net assets available for plan
      benefits per the financial
      statements                       $44,731,920   $41,169,664
    Amounts allocated to withdrawing
      participants                         (58,840)      (58,935)
                                       -----------   -----------
    Net assets available for plan
      benefits per the Form 5500       $44,673,080   $41,110,729
                                       ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1996
                                                -----------------
    Benefits paid to participants per the
      financial statements                          $1,687,821
    Add:   Amounts allocated to withdrawing
           participants at December 31, 1996            58,840
    Less:  Amounts allocated to withdrawing
           participants at December 31, 1995           (58,935)
                                                     ---------
    Benefits paid to participants per the
        Form 5500                                   $1,687,726
                                                     =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

                                   SUPPLEMENTAL RETIREMENT PLAN OF                        Schedule I
                                       PIEDMONT AVIATION, INC.                           Page 1 of 2

                    Item 27a - Schedule of Assets Held for Investment Purposes
                    ----------------------------------------------------------

                                         December 31, 1996
     Identity                     Description                                      Current
     of Issue                    of Investment                    Cost              Value
     --------                    -------------                    ----             -------
Fidelity Magellan Fund*         Shares in registered        $  6,514,558      $  7,261,121
                                  investment company

Fidelity Equity                 Shares in registered           5,494,818         6,971,943
  Income Fund*                    investment company

US Airways Common Stock Fund*   Common stock of employer's     2,761,493         3,603,225
                                  parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Spartan U.S.           Shares in registered           2,044,293         2,595,052
  Equity Index Portfolio*         investment company

Capital Growth Mix              Shares in registered           1,479,737         1,850,571
  Portfolio*                      investment companies

Moderation Mix Portfolio*       Shares in registered             812,057           992,897
                                  investment companies

Fidelity Intermediate           Shares in registered             920,155           883,864
  Bond Fund*                      investment company

Fidelity Retirement             Shares in money                  861,462           861,462
  Government Money                market fund
  Market Portfolio*

                                    (continued on next page)

                                                 13

                                   SUPPLEMENTAL RETIREMENT PLAN OF                        Schedule I
                                       PIEDMONT AVIATION, INC.                           Page 2 of 2

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                         December 31, 1996
     Identity                     Description                                    Current
     of Issue                    of Investment                   Cost             Value
     --------                    -------------                   ----             -------
Neuberger & Berman              Shares in registered        $    598,155      $    642,671
  Guardian Fund                   investment companies

Income Mix Portfolio*           Shares in registered              62,035            69,484
                                  investment companies

Fixed Income Fund*              Guaranteed Investment         18,999,630        18,999,630
                                  contracts, interest rates
                                  range from 4.05% to 8.28%
                                  per annum

                                                            ------------      ------------
    Total Investments                                       $ 40,548,393      $ 44,731,920
                                                            ============      ============


*Party in interest.







                                                 14

                                   SUPPLEMENTAL RETIREMENT PLAN OF                       Schedule II
                                       PIEDMONT AVIATION, INC.

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1996

Aggregate transactions during the year ended December 31, 1996, with securities of the same issue, accounting for greater than five percent of the value of plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales         Gain
                            ---------     ---------     ---------     --------      ----------
Fidelity Magellan Fund*    $ 2,210,338       156       $ 2,847,597       135        $  187,851

Fidelity Equity              1,917,744       122           883,673        72           111,785
  Income Fund*

US Airways Common Stock      4,816,309       146         4,021,593        73           385,671
  Fund*

Fidelity Spartan U.S.        2,225,353       131         1,507,710        55            36,885
  Equity Index Portfolio*

Capital Growth Mix           1,272,185        39           900,430        20            37,064
  Portfolio*

Fidelity Retirement          4,672,880       131         4,414,418       105                 -
  Government Money
  Market Fund*

Fixed Income Fund*           1,650,760        61         3,534,633        54                 -



*Party in interest.


                                                15

                            Signature




     Pursuant to the requirements of the Securities and Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.



                                     Supplemental Retirement Plan
                                     of Piedmont Aviation, Inc.




                                By:  /s/ James A. Hultquist
                                     ----------------------
                                     James A. Hultquist
                                     Controller
                                     US Airways Group, Inc.

June 30, 1997































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